Investor Relations

Holcim
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03037569

03 NOV 20 AM 7:21

Securities Exchange Commission
File N° 82-4093
450 Fith Street, N.W.
USA - WASHINGTON D.C., 20549

Mail Stop 3-9

SUPPL

Zürich, November 12, 2003/vp
veronique.piret@holcim.com

File N° 82-4093

Dear Sirs,

Please find enclosed Holcim's Third Quarter Interim Report 2003.

Yours sincerely

PROCESSED
NOV 25 2003
THOMSON
FINANCIAL



Véronique Piret

dlw 11/20

Holcim



We're on track.


Holcim

Key Figures Group Holcim

January–September		2003	2002	±%	±% local currency
Annual production capacity cement	million t	141.1	141.9[1]	–0.6	
Sales of cement and clinker	million t	70.5	68.0	+3.7	
Sales of aggregates	million t	68.9	67.9	+1.5	
Sales of ready-mix concrete	million m^3	19.7	18.9	+4.2	
Net sales	million CHF	9,395	9,928	–5.4	+1.1
Operating EBITDA	million CHF	2,537	2,616	–3.0	+5.2
Operating EBITDA margin	%	27.0	26.3		
EBITDA	million CHF	2,597	2,719	–4.5	+3.0
EBITDA margin	%	27.6	27.4		
Operating profit	million CHF	1,550	1,559	–0.6	+8.1
Operating profit margin	%	16.5	15.7		
Net income before minority interests	million CHF	723	727	–0.6	+7.8
Net income after minority interests	million CHF	518	514	+0.8	+8.2
Net income margin	%	5.5	5.2		
Cash flow from operating activities	million CHF	1,527	1,732	–11.8	–4.9
Cash flow margin	%	16.3	17.4		
Net financial debt	million CHF	9,144	8,857[1]	+3.2	+3.4
Shareholders' equity including interests of minority shareholders	million CHF	9,695	9,435[1]	+2.8	+3.2
Gearing[2]	%	94.3	93.9[1]		
Employees		47,889	51,115[1]	–6.3	
Earnings per dividend-bearing share	CHF	2.65	2.63	+0.8	
Fully diluted earnings per share	CHF	2.64	2.62	+0.8	
Cash earnings per share[3]	CHF	3.81	3.76	+1.3	

Principal key figures in USD (illustrative)[4]					
Net sales	million USD	6,908	6,244	+10.6	
Operating EBITDA	million USD	1,865	1,645	+13.4	
Operating profit	million USD	1,140	981	+16.2	
Net income after minority interests	million USD	381	323	+18.0	
Cash flow from operating activities	million USD	1,123	1,089	+3.1	
Net financial debt	million USD	6,927	6,372[1]	+8.7	
Shareholders' equity	million USD	7,345	6,788[1]	+8.2	
Earnings per dividend-bearing share	USD	1.95	1.65	+18.2	
Principal key figures in EUR (illustrative)[4]					
Net sales	million EUR	6,222	6,754	–7.9	
Operating EBITDA	million EUR	1,680	1,780	–5.6	
Operating profit	million EUR	1,026	1,061	–3.3	
Net income after minority interests	million EUR	343	350	–2.0	
Cash flow from operating activities	million EUR	1,011	1,178	–14.2	
Net financial debt	million EUR	5,938	6,108[1]	–2.8	
Shareholders' equity	million EUR	6,295	6,507[1]	–3.3	
Earnings per dividend-bearing share	EUR	1.75	1.79	–2.2	

[1] As of December 31, 2002.
[2] Net financial debt divided by shareholders' equity including interests of minority shareholders.
[3] Excluding the amortization of goodwill and other intangible assets.
[4] Income statement figures translated at average rate; balance sheet figures at year-end rate.

"In our business, market integration and thinking 'outside the box' are becoming ever more important."

Operating margins improve in third quarter

Holcim lifted its operating margins in the third quarter of 2003, marking a continuation of the positive trend that has been in place since the start of the year. Additional cost savings enabled substantial progress to be made. The sharp decline in the value of the US dollar, however, had an adverse impact on financial performance in Swiss franc terms.

Consolidated sales rose in all three core segments compared with the first nine months of 2002. On the cement side, there was growth in volumes across all Group regions. The higher volume of aggregates (gravel and sand) was primarily due to the European Group companies, whereas deliveries of ready-mix concrete improved not just in Europe but also in the Group regions of Latin America and Africa Middle East.

Net sales revenue grew by 1.1 percent in local currency, primarily as a result of the higher delivery volumes. In Swiss franc terms, there was a 5.4 percent currency-related decline to CHF 9,395 million (nine months 2002: 9,928). In local currency, the operating result showed a significant increase of 8.1 percent. Despite adverse exchange rate factors, consolidated operating profit was virtually unchanged at CHF 1,550 million (nine months 2002: 1,559). Consequently, the operating profit margin showed further improvement. This was mainly achieved through cost-cutting measures in the areas of administration and production. Cash flow from operating activities failed to match the previous-year level at CHF 1,527 million (nine months 2002: 1,732); however, it did show significant improvement in relation to the first half of the year. Consolidated net income after minorities showed a rise of 8.2 percent in local currency, and there was also a 0.8 percent increase in Swiss franc terms to CHF 518 million (nine months 2002: 514). These figures underline the impressive overall performance of the business in the third quarter.

European construction sector in recovery mode – German market still facing difficulty

The European construction sector held up well in the third quarter. Construction activity in Southern Europe remained buoyant, while Holcim's markets in the reforming countries of Eastern Europe also exhibited an encouraging performance. Germany and Switzerland were the main exceptions, with recession continuing to plague the construction market in both countries.

In Group region Europe, deliveries in the three segments of cement, aggregates and ready-mix concrete showed a rise in overall terms compared with the first nine months of 2002. Our Group companies, in Southern and Southeast Europe in particular, reported higher sales volumes. At Holcim France Benelux, cement deliveries fell slightly, while sales of aggregates and ready-mix concrete rose. As for the Group companies in Switzerland and southern Germany, there was a decline in deliveries in all three core segments. Holcim Central Europe achieved substantial growth in volumes of ready-mix concrete, but on the cement side felt the effect of increased pressure from imports. Demand was very strong in the growing market of Romania. The commissioning of a new kiln line at the Alesd plant there next year will provide additional production capacity.

Operating profit for Group region Europe dipped by 1.8 percent in local currency, but in Swiss francs rose to CHF 478 million (nine months 2002: 475). The difficult market situation in Germany and Switzerland was the main obstacle to a significant improvement in the operating result. Systematic improvements in efficiency enabled nearly all European Group companies to boost their contribution to operating profit. Particularly worth mentioning was the strong performance in France, Spain and Italy, plus the substantial progress made in Southeast Europe.

Few signs of life in US construction sector despite growth in economic activity

Private dwelling construction is the only part of the US construction industry to have been boosted by tax cuts that came into effect this summer as well as consistently low mortgage rates. There has been scant recovery in other segments. More positively, rising freight rates have squeezed imports of cement, leading to stabilization of price levels, especially along the Mississippi and in the Southeast of the country.

Canadian market conditions continued to be favorable. In the provinces of Ontario and Quebec, our Group company succeeded in equaling the high cement delivery volumes of the previous year. Due to weak demand in the US Northeast market – also important for St. Lawrence Cement – cement sales were down slightly on an overall basis.

The operating result for Group region North America declined by 10.6 percent in local currency. The strength of the Swiss franc meant a 20.4 percent dip in consolidated operating profit to CHF 179 million (nine months 2002: 225). The results of Holcim US proved unsatisfactory. Adverse factors included poorer market conditions in some areas. However, the cost-cutting and efficiency improvement programs embarked upon by the new management at Holcim US has begun to bear fruit. The successful commissioning of the new Holly Hill plant in South Carolina in June this year also made a positive contribution. This facilitated the closure of the old wet line at the same location and marks the conclusion of a further stage in the multi-year renewal program aimed at achieving sustainable strengthening of the company's competitiveness. In financial terms, St. Lawrence Cement was unable to match the high level seen in the first nine months of the prior year; the results achieved are nevertheless pleasing.

Latin America margins show an encouraging picture

Operating efficiency improved once again for Group region Latin America. The financial progress achieved was impressive. The higher demand for building materials in several countries compensated for setbacks elsewhere in the region. Indeed, the cement business line showed a slight increase compared with the first nine months of 2002.

Holcim Apasco in Mexico was able to grow its cement deliveries from the beginning of 2003 despite partially unfavorable weather conditions. In Central America, demand was essentially stable. At Holcim Venezuela, the ongoing political instability led to a fall in domestic sales – one that was only partly offset by rising exports. In an economic environment that remains intact but would benefit from a fresh surge, Holcim Brazil was able to lift its sales of ready-mix concrete. On the cement side, however, there was a decline in shipments. Aided by the persistently robust situation in Chile's construction activity, the Chilean Group company once again beat the substantial delivery volumes it achieved in the prior year across all segments. Argentina saw further increases in domestic demand, with Minetti selling significantly more cement.

Well-timed restructuring moves and consistent control over costs enabled Group region Latin America to achieve an impressive 15.5 percent rise in US dollar operating profit. In Swiss franc terms, there was a 1.7 percent currency-related decline in consolidated operating profit to CHF 593 million (nine months 2002: 603).

Higher earnings for Group region Africa Middle East

Our Group companies in Morocco and South Africa, but also our businesses in the Indian Ocean, succeeded in exploiting favorable economic conditions. A series of development programs, including the construction of social housing in Casablanca in particular, enabled Holcim Morocco to lift sales in all three core segments. At Alpha in South Africa, cement deliveries were roughly on par with the prior year's level. By contrast, there was an above-average increase in output of ready-mix concrete. Holcim Lebanon suffered from ongoing national political turmoil; sales volumes and financial results were down in relation to the healthy position of the prior year. Egyptian Cement expanded its sales volumes, though its performance was badly affected by the pressure on prices and a slump in the value of the Egyptian pound.

Operating profit for Group region Africa Middle East was up 7.7 percent in local currency terms. In Swiss franc terms, there was a 3.5 percent increase to CHF 208 million (nine months 2002: 201). This reflects the greater financial contributions from the Group companies in South Africa and Morocco.

Group region Asia Pacific is gaining significance

The construction markets in Group region Asia Pacific showed a mixed, yet encouraging overall picture in the first nine months of this year. Although cement demand was satisfactory in Vietnam, Malaysia, Australia and New Zealand, there was only a very slight increase in the Philippines, Indonesia and Thailand. A majority of the Group companies nevertheless succeeded in increasing their sales volume. Garadagh Cement in Azerbaijan, Holcim New Zealand, Cement Australia and Holcim Malaysia were strong performers. Higher delivery volumes were also achieved in Vietnam, where production facilities are currently operating at full capacity. Siam City Cement in Thailand and PT Semen Cibinong in Indonesia reported a decline in cement exports, and with domestic demand relatively stable this led to lower overall sales.

Consolidated operating profit for Group region Asia Pacific rose by 38.1 percent in local currency and by 28.0 percent in Swiss francs to CHF 151 million (nine months 2002: 118). This success is primarily due to another improvement in results of the Group companies in Australia, New Zealand, Thailand and Indonesia.

Strategic moves to strengthen core business

Third quarter 2003 results saw the first-time consolidation of the newly formed Cement Australia Pty Ltd. As market leader on the fifth continent, this company operates several cement plants with an annual production capacity of 3 million tonnes and benefits from optimized vertical integration into the aggregates and ready-mix concrete business.

Following a positive ruling by the competition authorities, Holcim is to acquire southern Germany's Rohrbach Zement & Co KG in the first quarter of 2004, which will then be integrated into the Group. The plant in Dotternhausen has an annual installed capacity of 0.6 million tonnes of cement and a further 0.3 million tonnes of specialist binding agents. Under the GEOROC brand name, this innovative array of products is already successfully marketed in several European countries in cooperation with Holcim.

To continue driving forward market integration, Holcim intends to bring regional cement capacity in Switzerland and its neighboring countries into line with the longer-term trend. The Geisingen cement plant in the German state of Baden-Württemberg, as well as the small grinding facility at Morbio, southern Switzerland, are to be closed.

Holcim has also decided to accept an acquisition bid of BA Holding AG, Baar, for Switzerland's Eternit AG, based in Niederurnen. The manufacture of fiber cement products is not part of Holcim's core business, though it does constitute an excellent fit with the business portfolio of the new investor Bernhard Alpstaeg. Via its Swisspor group, he has for many years been successful in roofing and façade building material products for insulation, sealing and preservation, both within Switzerland and abroad. Eternit AG, including its production sites in Niederurnen and Payerne, was sold on November 10 and is therefore no longer part of the Group.

These future-oriented transactions, strengthening our core business and leading to a focused production and distribution network across Europe, will have a total impact on fourth quarter 2003 results of CHF 40 million.

Higher operating margins expected for 2003

The forecasts made regarding the Group's operating performance in financial year 2003 as a whole remain valid. Holcim anticipates that the Group's operative EBITDA margin will continue to show a positive trend. The company expects operational improvements in Europe, Latin America and Asia Pacific to make substantial contributions to a solid set of results. Group region Africa Middle East is also expected to produce a stable flow of revenues. In North America the assumption is that, due to the economic recovery and the new efficient cement plants, Holcim US results will show improvement over forthcoming reporting periods and that this Group region will again make a major contribution to Holcim's success.

Leaving aside exchange-rate factors, we expect consolidated operating profit and consolidated net income after minorities to exceed the level of the previous year.





Dr. Rolf Soiron
Chairman of the Board of Directors

Markus Akermann
CEO

Consolidated Statement of Income of Group Holcim

Million CHF	Notes	Jan–Sept 2003 Unaudited	Jan–Sept 2002 Unaudited	±%	July–Sept 2003 Unaudited	July–Sept 2002 Unaudited	±%
Net sales	4	**9,395**	**9,928**	**–5.4**	**3,591**	**3,487**	**+3.0**
Production cost of goods sold		(4,797)	(5,083)		(1,840)	(1,747)	
Gross profit		**4,598**	**4,845**	**–5.1**	**1,751**	**1,740**	**+0.6**
Distribution and selling expenses		(2,040)	(2,178)		(748)	(757)	
Administration expenses		(788)	(894)		(260)	(292)	
Other depreciation and amortization		(220)	(214)		(77)	(67)	
Operating profit	5	**1,550**	**1,559**	**–0.6**	**666**	**624**	**+6.7**
Other (expenses) income	6	(1)	19		(3)	37	
EBIT		**1,549**	**1,578**	**–1.8**	**663**	**661**	**+0.3**
Financial expenses net	7	(386)	(436)		(142)	(189)	
Net income before taxes		**1,163**	**1,142**	**+1.8**	**521**	**472**	**+10.4**
Income taxes		(440)	(415)		(200)	(172)	
Net income before minority interests		**723**	**727**	**–0.6**	**321**	**300**	**+7.0**
Minority interests		(205)	(213)		(76)	(78)	
Net income after minority interests		**518**	**514**	**+0.8**	**245**	**222**	**+10.4**
CHF							
Earnings per dividend-bearing share		2.65	2.63	+0.8			
Fully diluted earnings per share		2.64	2.62	+0.8			
Cash earnings per dividend-bearing share[1]		3.81	3.76	+1.3			

[1] Excluding the amortization of goodwill and other intangible assets.

Consolidated Balance Sheet of Group Holcim

Million CHF	30.09.2003 Unaudited	31.12.2002 Audited	30.09.2002 Unaudited
Cash and cash equivalents	3,189	2,698	2,985
Marketable securities	115	107	166
Accounts receivable	2,528	2,167	2,488
Inventories	1,239	1,265	1,271
Prepaid expenses and other current assets	292	223	281
Total current assets	**7,363**	**6,460**	**7,191**
Financial investments	2,246	2,030	2,269
Property, plant and equipment	13,686	13,806	14,202
Intangible and other assets	3,506	3,164	3,012
Total long-term assets	**19,438**	**19,000**	**19,483**
Total assets	**26,801**	**25,460**	**26,674**
Trade accounts payable	1,084	1,074	1,056
Current financing liabilities	3,395	2,885	2,577
Other current liabilities	1,499	1,209	1,464
Total short-term liabilities	**5,978**	**5,168**	**5,097**
Long-term financing liabilities	9,053	8,777	9,834
Deferred taxes	1,112	1,126	1,126
Long-term provisions	963	954	792
Total long-term liabilities	**11,128**	**10,857**	**11,752**
Total liabilities	**17,106**	**16,025**	**16,849**
Interests of minority shareholders	**2,657**	**2,867**	**2,717**
Share capital	402	402	402
Capital surplus	2,628	2,628	2,630
Treasury shares	(448)	(452)	(456)
Reserves	4,456	3,990	4,532
Total shareholders' equity	**7,038**	**6,568**	**7,108**
Total liabilities and shareholders' equity	**26,801**	**25,460**	**26,674**

Statement of Changes in Consolidated Equity of Group Holcim

	Share capital	Capital surplus	Treasury shares
Million CHF			
Equity as at December 31, 2001 (audited)	**402**	**2,570**	**(451)**
Net income after minority interests			
Currency translation effects			
Effect of increase in participation			
Loss on available-for-sale securities net			
Loss on cash flow hedges net			
Dividends			
Change in treasury shares net			(5)
Equity component on convertible bonds		60	
Equity as at September 30, 2002 (unaudited)	**402**	**2,630**	**(456)**
Equity as at December 31, 2002 (audited)	**402**	**2,628**	**(452)**
Net income after minority interests			
Currency translation effects			
Gain on available-for-sale securities net			
Loss on cash flow hedges net			
Dividends			
Change in treasury shares net			4
Equity as at September 30, 2003 (unaudited)	**402**	**2,628**	**(448)**

Retained earnings	Available-for-sale equity reserve	Cash flow hedging reserve	Currency translation effects	Total reserves	Total shareholders' equity
5,367	**(175)**	**(76)**	**5**	**5,121**	**7,642**
514				514	514
			(864)	(864)	(864)
(9)				(9)	(9)
	(32)			(32)	(32)
		(3)		(3)	(3)
(195)				(195)	(195)
				0	(5)
				0	60
5,677	**(207)**	**(79)**	**(859)**	**4,532**	**7,108**
5,678	**(178)**	**(82)**	**(1,428)**	**3,990**	**6,568**
518				518	518
			93	93	93
	51			51	51
		(1)		(1)	(1)
(195)				(195)	(195)
				0	4
6,001	**(127)**	**(83)**	**(1,335)**	**4,456**	**7,038**

Consolidated Cash Flow Statement of Group Holcim

January–September Million CHF	2003 Unaudited	2002 Unaudited	±%
Operating profit	**1,550**	**1,559**	**–0.6**
Depreciation and amortization of operating assets	987	1,057	
Other non-cash items	52	61	
Change in net working capital	(388)	(284)	
Cash generated from operations	**2,201**	**2,393**	**–8.0**
Dividends received	65	68	
Interest received	8	21	
Interest paid	(341)	(411)	
Income taxes paid	(390)	(324)	
Other expenses	(16)	(15)	
Cash flow from operating activities (A)	**1,527**	**1,732**	**–11.8**
Investments in property, plant and equipment net	(833)	(843)	
Financial investments net	(483)	(140)	
Cash flow used in investing activities (B)	**(1,316)**	**(983)**	**–33.9**
Dividends paid on ordinary shares	(195)	(195)	
Dividends paid to minority shareholders	(128)	(122)	
Dividends paid on preference shares	(12)	(13)	
Movements of treasury shares net	4	(5)	
In(De)crease in current financing liabilities	4	(46)	
Proceeds from long-term financing liabilities	1,934	2,315	
Equity component of convertible bonds	0	60	
Repayment of long-term financing liabilities	(1,277)	(1,570)	
Increase in marketable securities	(22)	(79)	
Cash flow from financing activities (C)	**308**	**345**	**–10.7**
Increase in cash and cash equivalents (A+B+C)	**519**	**1,094**	
Cash and cash equivalents as at January 1	**2,698**	**2,137**	
Increase in cash and cash equivalents	519	1,094	
Currency translation effects	(28)	(246)	
Cash and cash equivalents as at September 30	**3,189**	**2,985**	

1 Basis of Preparation

The unaudited consolidated third quarter interim financial statements (hereafter "interim financial statements") are prepared in accordance with IAS 34 Interim Financial Reporting. The accounting policies used in the preparation and presentation of the interim financial statements are consistent with those used in the consolidated financial statements for the year ended December 31, 2002 (hereafter "annual financial statements"). The interim financial statements should be read in conjunction with the annual financial statements as they provide an update of previously reported information.

There were no significant changes in accounting policies or estimates or in any provisions or impairment charges from those disclosed in the annual financial statements.

The preparation of interim financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities at the date of the interim financial statements. If in the future such estimates and assumptions, which are based on management's best judgment at the date of the interim financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate during the period in which the circumstances change.

2 Changes in the Scope of Consolidation

The scope of consolidation has been affected mainly by the following additions and disposals made during 2003 and 2002:

On April 24, 2003, Spain's antitrust authorities approved the takeover of nearly 100% of Cementos Hispania, S.A. by the Group for a purchase price of EUR 190 million. The new company is fully consolidated retroactively from January 1, 2003.

Holcim's Group company Queensland Cement Ltd has been merged with Australian Cement Holdings Ltd to form a new company, Cement Australia Pty Ltd. Cement Australia is owned 50% by Holcim, 25% by Hanson (UK-based ready-mix and aggregates company) and 25% by Rinker (Australian and US heavy construction materials group). Cement Australia has been proportionately consolidated as from June 1, 2003 to reflect the 50% stake in the new entity.

In April 2002, the Group acquired 83% of Novi Popovac (Serbia) and consolidated the company as from that date.

In the Philippines, Union Cement Corporation acquired the Group company Alsons Cement Corporation in a share exchange deal. The new entity is fully consolidated as from October 1, 2002.

Due to the sale of Baubedarf group (Switzerland), this entity has been deconsolidated as of October 1, 2002.

3 Segment Information

Information by region	Europe		North America		Latin America		Africa Middle East		Asia Pacific		Corporate / Eliminations		Total Group	
Jan–Sept (unaudited)	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
Income statement														
Million CHF														
Net sales[1]	3,343	3,308	1,844	2,103	2,136	2,500	921	853	1,308	1,286	(157)	(122)	9,395	9,928
Operating EBITDA[1]	834	790	311	409	844	899	273	274	325	301	(50)	(57)	2,537	2,616
Operating EBITDA margin[1] in %	24.9	23.9	16.9	19.4	39.5	36.0	29.6	32.1	24.8	23.4			27.0	26.3
Operating profit[1]	478	475	179	225	593	603	208	201	151	118	(59)	(63)	1,550	1,559
Operating profit margin[1] in %	14.3	14.4	9.7	10.7	27.8	24.1	22.6	23.6	11.5	9.2			16.5	15.7
Capacity and sales														
Million t														
Production capacity cement[2]	39.8	40.8	21.3	21.1	31.1	31.2	12.9	13.3	36.0	35.5			141.1	141.9
Sales of cement and clinker	20.0	19.0	12.6	12.6	14.3	14.0	9.5	8.8	17.6	17.1	(3.5)	(3.5)	70.5	68.0
Sales of aggregates	39.3	35.5	11.5	11.8	8.5	9.5	6.4	7.0	3.2	4.1			68.9	67.9
Million m^3														
Sales of ready-mix concrete	9.6	8.8	1.8	1.9	5.5	5.5	1.3	1.2	1.5	1.5			19.7	18.9

[1] Prior-year figures of the service companies have been regrouped from geographical regions to Corporate.
[2] Prior-year figures as of December 31, 2002.

4 Change in Net Sales

January–September Million CHF	2003 Unaudited	2002 Unaudited
Volume and price	39	(12)
Change in structure	71	319
Currency translation effects	(643)	(680)
Total	**(533)**	**(373)**

5 Change in Operating Profit

January–September Million CHF	2003 Unaudited	2002 Unaudited
Volume, price and cost	97	132
Change in structure	29	(8)
Currency translation effects	(135)	(118)
Total	**(9)**	**6**

6 Other (Expenses) Income

January–September Million CHF	2003 Unaudited	2002 Unaudited
Dividends earned	68	41
Financial income	2	14
Other ordinary (expenses) income	(9)	48
Depreciation and amortization of non-operating assets	(62)	(84)
Total	**(1)**	**19**

The reduction in financial income is due to an impairment loss of CHF 19 million recognized for the Group's investment in Swiss International Air Lines.

In 2002, the position "Depreciation and amortization of non-operating assets" included depreciation and amortization of non-operating assets in Argentina in the amount of CHF 63 million.

Other ordinary income in the previous year included various gains on the sale of non-operating assets.

7 Financial Expenses Net

January–September Million CHF	2003 Unaudited	2002 Unaudited
Financial expenses	(431)	(517)
Interest earned on cash and cash equivalents	43	47
Foreign exchange (loss) gain net	(8)	15
Financial expenses capitalized	10	19
Total	**(386)**	**(436)**

The reduction in financial expenses is due to lower foreign exchange rates and the generally lower interest rate level.

8 Bonds

The following first issues of euro- and Australian dollar-denominated bonds under the European and Australian Medium Term Note Program were made. The 4.375% European bonds with a principal amount of EUR 750 million have been issued on June 23, 2003 and are due on June 23, 2010. The Australian bonds with a principal amount of AUD 260 million, comprising two tranches of fixed and floating interest rates, have been issued on July 12, 2003 and are due on July 12, 2006. There have been no other proceeds, repayments or partial repayments during the period between January 1 and September 30, 2003.

Nominal value in million	Nominal interest rate	Yield to maturity	Effective interest rate	Term	Remarks	Million CHF
Holcim Finance (Luxembourg) S.A.						
EUR 450	4.375%	4.375%	4.48%	2003–2010	Notes guaranteed by Holcim Ltd	689
EUR 300	4.375%	4.375%	2.98%	2003–2010	Notes guaranteed by Holcim Ltd, swapped into floating interest rates at inception	455
Holcim Finance (Australia) Pty Ltd						
AUD 150	5.50%	5.74%	5.83%	2003–2006	Notes guaranteed by Holcim Ltd, with fixed interest rate	134
AUD 110	5.54%	5.54%	5.62%	2003–2006	Notes guaranteed by Holcim Ltd, with floating interest rate	99
Total issued bonds						**1,377**

9 Dividends

In conformity with the decision taken at the Annual General Meeting on June 4, 2003, a dividend related to 2002 of CHF 1.– per registered share (CHF 5.– per bearer share) has been paid on June 10, 2003. This resulted in a total ordinary dividend payment of CHF 195 million.

10 Disclosure of Shareholdings

In compliance with Article 20 of the Swiss Federal Act on Stock Exchange and Securities Trading (Stock Exchange Act), Holcim Ltd has been notified that, following the introduction of a standard registered share in accordance with the resolution passed by the Annual General Meeting of June 4, 2003, the position as at the end of June 2003 of shares in Holcim Ltd held directly or indirectly by Dr. h.c. Thomas Schmidheiny is 27.1%. The holding corresponds to 54,449,273 registered shares.

Capital Group Companies Inc. held as at December 31, 2002, 8.9% or 17,961,010 registered shares of Holcim.

11 Contingent Liabilities

In the ordinary course of business, the Group is involved in lawsuits, claims, investigations and proceedings, including product liability, commercial, environmental and health and safety matters. No significant changes in the Group's contingent liabilities have occurred since the last annual financial statements.

12 Post Balance Sheet Events

Third quarter results of 2003 include the newly formed Cement Australia Pty Ltd for the first time. The financial restructuring of this transaction will be completed during the fourth quarter of 2003.

Following a positive ruling by the competition authorities, Holcim is to acquire southern Germany's Rohrbach Zement & Co KG in the first quarter of 2004, which will then be integrated into the Group.

To continue driving forward market integration, Holcim intends to bring regional cement capacity in Switzerland and its neighboring countries into line with the longer-term trend. The Geisingen cement plant in the German state of Baden-Württemberg, as well as the small grinding facility at Morbio, southern Switzerland, are to be closed.

Holcim has also decided to accept an acquisition bid for Switzerland's Eternit AG, based in Niederurnen. Specialized in the production of fibre cement products, Eternit AG, including its production sites in Niederurnen and Payerne, was sold on November 10 and will therefore be deconsolidated during the fourth quarter of 2003.

These future-oriented transactions, strengthening our core business and leading to a focused production and distribution network across Europe, will have a total impact on fourth quarter 2003 results of CHF 40 million.

On October 21, Holcim sold 10 million shares or 1.5% of its stake in Cimpor – Cimentos de Portugal SA for a total price of EUR 42 million.

13 Principal Exchange Rates	Income statement			Balance sheet		
	Average exchange rates in CHF Jan–Sept			Closing exchange rates in CHF		
	2003	2002	±%	30.09.2003	31.12.2002	30.09.2002
1 EUR	1.51	1.47	+2.7	1.54	1.45	1.46
1 USD	1.36	1.59	–14.5	1.32	1.39	1.49
1 CAD	0.95	1.01	–5.9	0.98	0.88	0.94
100 EGP	23.37	34.31	–31.9	21.00	30.03	32.13
1 ZAR	0.18	0.15	+20.0	0.19	0.16	0.14
100 PHP	2.52	3.11	–19.0	2.41	2.61	2.84
100 THB	3.23	3.70	–12.7	3.30	3.22	3.44
1 AUD	0.86	0.86	–	0.90	0.79	0.81
1 NZD	0.77	0.72	+6.9	0.79	0.73	0.70

Holcim securities

In June 2003, the Annual General Meeting of Holcim Ltd approved the introduction of a standard registered share. The first trading date was June 10, 2003. The new shares are listed on SWX Swiss Exchange with the security code No. 1221405 and qualify for Swiss Market Index SMI and Swiss Performance Index SPI and are traded on virt-x. The new registered shares are also traded on the Frankfurt Stock Exchange and in the form of ADRs in the US. Telekurs lists the new shares under the code HOLN. The corresponding code under Bloomberg is HOLN VX, while Reuters uses the abbreviation HOLZn.VX. Every share carries one vote. The market capitalization of Holcim Ltd amounted to CHF 10.7 billion at September 30, 2003.

Cautionary statement regarding forward-looking statements

This document may contain certain forward-looking statements relating to the Group's future business, development and economic performance.

Such statements may be subject to a number of risks, uncertainties and other important factors, such as but not limited to (1) competitive pressures; (2) legislative and regulatory developments; (3) global, macro-economic and political trends; (4) fluctuations in currency exchange rates and general financial market conditions; (5) delay or inability in obtaining approvals from authorities; (6) technical developments; (7) litigation; (8) adverse publicity and news coverage, which could cause actual development and results to differ materially from the statements made in this document.

Holcim assumes no obligation to update or alter forward-looking statements whether as a result of new information, future events or otherwise.

Financial Reporting Calendar	
2003 annual results conference for press and analysts	March 9, 2004
First quarter 2004 results	May 13, 2004
General Meeting of Shareholders	May 14, 2004
Dividend payment	May 19, 2004
Half-year 2004 results	August 27, 2004
Third quarter 2004 results conference for press and analysts	November 3, 2004

Holcim Ltd
Zürcherstrasse 156
CH-8645 Jona/Switzerland
Phone +41 58 858 86 00
Fax +41 58 858 86 09
info@holcim.com
www.holcim.com

Corporate Communications
Roland Walker
Phone +41 58 858 87 10
Fax +41 58 858 87 19
communications@holcim.com

Investor Relations
Bernhard A. Fuchs
Phone +41 58 858 87 87
Fax +41 58 858 87 19
investor.relations@holcim.com



Holcim

www.holcim.com

